[Advantest logo]

                              Advantest Corporation
                       Interim Business Report for FY2002
                   (April 1, 2002 through September 30, 2002)

                                [Cover graphics]

To Our Shareholders
--------------------------------------------------------------------------------
     Let us report on the consolidated results of the Advantest during the interim period of fiscal year 2002 (April 1, 2002 through September 30, 2002).

     Looking at the global economy during this interim period, the economic slowdown in the United States deepened, as the slump in stock prices was triggered by factors such as the IT recession and investor distrust in the wake of several major accounting scandals. At the same time, notwithstanding signs of a partial recovery in Asia, there was growing sense of uncertainty over the future of the economy in Japan and Europe.

     In the electronics industry, in which Advantest operates, capital expenditures by both Japanese and overseas telecommunications providers and semiconductor manufacturers have been curbed significantly because of factors such as the contraction in demand for telecommunications equipment resulting from the global slump in telecommunications infrastructure and IT investment, the slump in personal computer sales and the fall in DRAM prices. In addition, there has been progressive business restructuring by semiconductor manufacturers, with increasing market domination by and consolidation between major players.

     Advantest has sought to operate successfully in these market conditions through the timely introduction of new products and by increasing customer satisfaction. Despite these initiatives, orders and sales remained weak because of continued investment cuts by customers. To overcome these difficult economic conditions, Advantest continued its efforts from the previous year to reduce its fixed costs by implementing various measures such as substantially reducing labor costs and other expenses, including lowering remuneration for company officers and curbing capital expenditures. At the same time, Advantest also lowered costs through the standardization of product parts and designs and other initiatives.

     As a result, incoming orders was (Y)45.4 billion, net sales was (Y)41.1 billion, loss before income taxes was (Y)6.6 billion and interim net loss was
(Y)3.7 billion. In addition, overseas sales as a percentage of total sales was 57.5%.

     Dividends of (Y)20 per share (as compared to (Y)25 per share in the interim term of the previous fiscal year) will be distributed to shareholders beginning on December 10, 2002, as resolved by the Board of Directors' Meeting on October 30, 2002.

     To receive your interim dividends payment, please follow the instructions in the enclosed "Notification of Postal Transfer" or "Statement of Interim Dividends".

                  [Picture of Hiroshi Oura and Toshio Maruyama]

                                             Hiroshi Oura
                                             (Chairman of the Board and CEO)

                                             Toshio Maruyama
                                             (President and COO)

                                             December 2002

Summary of Consolidated Results
-----------------------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------------------
                                       FY1999         FY2000         FY2001         FY2001         FY2002
                                                                                    interim        interim
   --------------------------------------------------------------------------------------------------------
                                                           (in millions of yen)
   Incoming orders                     180,880        262,485         65,465         35,767         45,469
   --------------------------------------------------------------------------------------------------------
                                                           (in millions of yen)
   Net sales                           158,578        276,512         95,244         65,086         41,113
    Measuring instruments               22,850         35,013         21,038         14,418          5,989
    Automated test equipment           135,728        241,499         74,206         50,667         35,124
    Overseas portion of net             92,450        197,863         57,496         39,365         23,628
    sales
   Operating income (loss)              34,802         84,905        (37,105)         4,478         (6,955)
   Net income (loss)                    20,905         53,121        (23,906)         3,793         (3,769)
   --------------------------------------------------------------------------------------------------------
                                                                 (in yen)
   Net income per share                 210.63         534.44        (240.38)         38.15         (38.21)
   --------------------------------------------------------------------------------------------------------
                                                           (in millions of yen)
   Total assets                        320,892        407,431        307,562        338,076        286,644
   Stockholders' equity                214,594        267,929        240,716        268,103        222,060
   --------------------------------------------------------------------------------------------------------
                                                                 (in yen)
   Stockholders' equity per           2,159.51       2,695.15       2,420.28       2,695.61       2,260.02
   share
   --------------------------------------------------------------------------------------------------------

* "Net income (loss) per share" was calculated based on the average number of issued shares (excluding treasury stock) during the period.
   "Stockholders' equity per share" was calculated based on the number of issued shares (excluding treasury stock) as of the end of period.
   Beginning in FY2002 interim, Advantest adopted U.S. GAAP for the preparation of its consolidated results. Numbers since FY2001 are also presented here using U.S. GAAP. However, numbers of FY2001 interim are presented, for the sake of reference, in Japanese GAAP because U.S. GAAP numbers for this period are not available.


[Charts illustrating information presented in the above table]

Business Results by Segment
--------------------------------------------------------------------------------
Automated Test Equipment Segment

                     [Picture of the SoC test system T6573]

     In the semiconductor industry, dramatic curbing of capital expenditures continued due largely to the tough market conditions that have prevailed since the previous year. Nevertheless, while mobile phones, personal computers, high-speed telecommunications and other products continue to flag, digital consumer equipment such as digital consumer electronics, DVD and digital cameras have held firm, led by domestic sales.

     In the area of memory testers, the flash memory market recorded comparatively solid sales. Notwithstanding the progressive switchover from synchronized DRAM to DDR DRAM, since sales of personal computers have failed to grow and device prices fluctuated, there was no real increase in production and inquiries about memory testers grew slowly.

     In the area of SoC (System-on-a-Chip) testers, sales of the T6500 series SoC test systems remained steady in response to increased production of digital consumer electronics and DVD. In addition, due to factors such as repurchase demand generated by lower-priced LCD displays, there was considerable activity on the LCD driver market and the T6300 series LCD driver test systems performed well in Japan, Korea and the Taiwan. Meanwhile, in the area of increasingly complex SoC device testers, Advantest announced in July 2002 the establishment of the industry-wide "Semiconductor Test Consortium" for the realization of a completely open test architecture. Among other things, this consortium determines open architecture standards and awards related certifications. It is intended to bring together semiconductor manufacturers, suppliers and academic institutions with the aim of developing a highly scalable and flexible test platform.

     Furthermore, in the area of maintenance services, to dramatically speed up distribution of maintenance product parts worldwide, Advantest collaborated with Federal Express to establish a system that allows delivery twice as fast as before - within 24 hours for the Asia region and within 48 hours for the United States and Europe.

     As a result of the above factors, incoming orders in the automated test equipment segment was (Y)39.8 billion and net sales was (Y)35.1 billion. In addition, overseas sales as a percentage of total sales was 62.5%.


Measuring Instrument Segment

                 [Picture of the spectrum analyzer R3264/67/73]

     In the wireless communications market, the startup of IMT20001 in the United States and Europe was delayed and generally low key. In the meantime, the wireless LAN market was comparatively buoyant and spectrum analyzers for this market recorded solid sales.

     In the optical communications market, the effects of the stagnant North American market spread to every region and demand slackened further. Advantest began sales of a dispersion optical time-domain reflectometer and a laser diode test system capable of simultaneously testing both the basic and transmission characteristics of laser diodes.

     In connection with the termination of its distribution agreement with Tektronix, Inc., Advantest established Advantest America Measuring Solutions, Inc. as a subsidiary to sell and service its measuring instruments in the United States. By establishing its own sales channel and carrying out sales and maintenance directly, Advantest will increase its capacity to provide a comprehensive service that responds to customer needs in a timely manner.

     As a result of the above factors, incoming orders in the measuring instrument segment was (Y)5.5 billion and net sales was (Y)5.9 billion. Overseas sales as a percentage of total sales was 27.9%.


----------------------------------
1 "IMT2000" - International Mobile Communications 2000. The third generation of digital mobile communication technology

Research and Development
--------------------------------------------------------------------------------

     In order to support leading-edge technology at its forefront, Advantest conducts research and development of products that are important for its future business in testing technologies that support the electronics, information and communication technology and semiconductor manufacturing industries.

     Advantest conducts research and development through its internal research division, as well as domestic and overseas development subsidiaries and Advantest Laboratories Ltd. In June 2002, Advantest opened the Kita Kyushu R&D Center as a new development base. At the Kita Kyushu R&D Center, Advantest will construct a development system that makes use of local industry and local human resources, while catering to the Asian market, including China which continues to achieve high growth. At the same time, Advantest will use the Kita Kyushu R&D Center both as a development base for the AS (Application Specific) system business established in April 2002 and a center for the provision of rapid, sophisticated support to semiconductor manufacturers and design centers in the Kyushu area and throughout the Asian region.


Automated Test Equipment Segment

                     [Picture of the SoC test system T6575]

     In the area of memory testers, Advantest's leading developments included a test system used in the testing of high-speed memory semiconductors such as next-generation DDR II-SDRAM, as well as a test system used in the testing of next-generation flash memory.

     In the area of SoC testers, Advantest developed the T65x5 series, which expanded on the functions and performance of its middle-range SoC test system (the T6500 Series), targeting the strong digital consumer market, and an organic EL option for LCD driver test systems capable of measuring organic EL driver ICs, which have been considered the next-generation in display technology, at high-speeds and with great precision.

     In the area of handlers, Advantest developed a logic handlers with cooling functionalities as a new model in the M4500 series. In the M6500 series, Advantest also proceeded with the development of memory handlers for high-speed DRAM.


Measuring Instrument Segment

                 [Picture of the laser diode test system Q8611]

     To meet demands for the evaluation of dispersion management of high-speed transmission networks, Advantest developed for the optical communications market a dispersion optical time-domain reflectometer capable of measuring both the chromatic dispersion map and total chromatic dispersion of an optical transmission path. Advantest also proceeded with the model expansion of measuring instruments on its WMT platform2.

     For the AS systems market, Advantest developed a test system capable of measuring both optical output and transmission characteristics up to 12.5Gbps for laser diode and optical transceivers R&D and production-line use.

     At Advantest Laboratories Ltd., Advantest trial produced an optical amplifier with broadband low-interference properties for optical measuring instruments.


----------------------------------
2 The WMT (Wizard of Module Test) platform is a proprietary shared platform developed by Advantest that permits customization for specific applications by adding blocks and modules necessary for testing.

Prospects for the Fiscal Year
--------------------------------------------------------------------------------

     Generally, there is growing uncertainty over the future of the global economy. Although the United States is expected to experience an economic recovery based on further inventory adjustments and firm consumer demand, and consumer demand in Asia has also remained strong and is generally recovering, consumer demand in Japan remains weak and there are no signs of an upturn in domestic demand in Europe.

     In the electronics industry, semiconductor and telecommunication equipment manufacturers and other players continue to curb their capital expenditures. Further consolidation and restructuring of business is expected to take place while demand is not expected to pick up before the start of next year. Meanwhile, the switchover from synchronized DRAM to DDR DRAM memory is expected to continue. In the automated test equipment market, Advantest expects an increase in demand for DDR memory test systems. For this market, Advantest expects to complete the development and commence marketing of a next-generation DDR memory tester before the end of the fiscal year. Advantest will also aggressively target the expanding flash memory market. Furthermore, Advantest anticipates increased demand for SoC used in digital consumer devices and LCD driver IC.

     To centralize its support services, Advantest transferred its software support operations to its subsidiary Advantest Customer Engineering Corporation in October 2002. This subsidiary has since been renamed Advantest Customer Support Corporation and will provide more expedient and comprehensive support solutions.

     In the wireless telecommunications market, Advantest expects continued capital expenditures in wireless LAN equipment and 3G mobile phones, but any increase in demand is not expected to take place before the next fiscal year. Nevertheless, increased capital expenditures are expected in certain areas such as multi-protocol compatible mobile devices. In the optical communications market, Advantest expects some investment in production lines for LAN/MAN fiber optical modules and transceivers, but the market is expected to remain weak, with limited investment in communication backbone networks.

     To overcome these difficult conditions, Advantest is currently considering whether to implement further structural reforms in addition to the structural reforms implemented during the last fiscal year. Advantest currently hopes to establish a corporate structure that is capable of realizing profits even at current sales levels. Advantest currently plans to achieve this goal through efforts such as further promoting a focus on selected businesses while reforming its business processes, as well as enhancing profit margins through cost-cutting measures such as reductions in employee numbers and improved profit ratios.

     As a result of the above factors, net sales for the fiscal year is expected to be (Y)100.0 billion (up 5.0% from the previous fiscal year), loss before income taxes is expected to be (Y)10.5 billion and interim net loss is estimated at (Y)6.3 billion. Furthermore, net sales for the fiscal year is expected to be
(Y)88.0 billion (up 18.6%) in the automated test equipment segment and (Y)12.0 billion (down 43.0%) in the measuring instrument segment.


(Cautionary Statement with Respect to Forward-Looking Statements)

     This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.

Consolidated Financial Statements
--------------------------------------------------------------------------------
   Balance Sheets

     --------------------------------------------------------------------------------------------------
                                                           FY2001                  FY2002 interim
                                                   (as of March 31, 2002)    (as of September 30, 2002)
     --------------------------------------------------------------------------------------------------
                                                                      (in millions of Yen)
                       (Assets)
     Current assets                                               211,623                      185,540
      Cash and cash equivalents                                   105,932                       89,480
      Trade accounts receivables, less allowance                   33,196                       33,620
         for doubtful accounts
      Inventories                                                  52,888                       46,588
      Deferred tax assets                                          16,507                       13,065
      Other current assets                                          3,100                        2,787
     Investment securities                                          8,244                        7,882
     Property, plant and equipment                                 58,488                       57,750
     Deferred tax assets                                           19,475                       26,709
     Intangible assets                                              6,897                        6,292
     Other assets                                                   2,835                        2,471

     --------------------------------------------------------------------------------------------------
                     Total assets                                 307,562                      286,644
     --------------------------------------------------------------------------------------------------

     --------------------------------------------------------------------------------------------------
                    (Liabilities)                                     (in millions of Yen)
     Current liabilities                                           23,232                       20,058
      Trade accounts payable                                        4,442                        8,146
      Accrued expenses                                             15,497                        9,167
      Other current liabilities                                     3,293                        2,745
     Long-term debt, excluding current installments                27,002                       26,903
     Accrued pension and severance cost                            13,540                       14,577
     Other long-term liabilities                                    2,796                        2,812
     Total liabilities                                             66,570                       64,350
     --------------------------------------------------------------------------------------------------
                 (Minority interests)
     Minority interests                                               276                          234
     --------------------------------------------------------------------------------------------------
                (Stockholders' equity)
     Common Stock                                                  32,363                       32,363
     Capital surplus                                               32,973                       32,973
     Retained earnings                                            178,998                      173,737
     Accumulated other comprehensive income (loss)                 (1,184)                      (3,898)
     Treasury stock                                                (2,434)                     (13,115)
      Total stockholders' equity                                  240,716                      222,060
     --------------------------------------------------------------------------------------------------
       Total liabilities and stockholders' equity                 307,562                      286,644
     --------------------------------------------------------------------------------------------------

* Numbers presented here for FY2001 and FY2002 interim are both based on U.S. GAAP.

   Statements of Income

     ---------------------------------------------------------------------------
                                           FY2001 Interim        FY2002 Interim
     ---------------------------------------------------------------------------
                                                  (in millions of Yen)
     Net sales                                     65,086               41,113
     ---------------------------------------------------------------------------
     Cost of sales                                 31,668               22,959
     Selling, general and administrative           28,939               25,109
     expenses
     Operating income (loss)                        4,478               (6,955)
     ---------------------------------------------------------------------------
     Other income (expense)                         1,056                  295
     Income (loss) before income taxes              5,534               (6,660)
     ---------------------------------------------------------------------------
     Income taxes                                   1,741               (2,891)
     Interim net income (loss)                      3,793               (3,769)
     ---------------------------------------------------------------------------

* The numbers presented for FY2001 and FY2002 interim are based on U.S. GAAP. The numbers for FY2001 interim are based on Japanese GAAP for the sake of reference.


   Statements of Cash Flows

     ----------------------------------------------------------------------------------------
                                                          FY2001 Interim       FY2002 Interim
     ----------------------------------------------------------------------------------------
                                                                   (in millions of Yen)
     Cash flows from operating activities                        (1,917)               1,905
     Cash flows from investing activities                       (14,183)              (5,194)
     Cash flows from financing activities                        (6,497)             (12,346)
     Net effect of exchange rate changes on cash and                142                 (817)
     cash equivalents
     ----------------------------------------------------------------------------------------
     Net increase (decrease) in cash and cash                   (22,455)             (16,452)
     equivalents
     ----------------------------------------------------------------------------------------
     Cash and cash equivalents at beginning of period           123,541              105,932
     ----------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period                 101,086               89,480
     ----------------------------------------------------------------------------------------

*  The numbers presented for FY2002 interim are based on U.S. GAAP.
   The numbers for FY2001 interim are based on Japanese GAAP for the sake of reference.

   Consolidated Subsidiaries

     -----------------------------------------------------------------------
     41 subsidiaries (22 in Japan and 19 overseas)
     -----------------------------------------------------------------------
     Advantest Laboratories Ltd.
     Advantest Customer Support Corporation
     Advanmechatec Co., Ltd.
     Advantest Instruments Corporation
     Advanmicrotech Co., Ltd.
     Advanelectron Co., Ltd.
     Advantest AD Co., Ltd.
     Advantest Finance, Inc.
     Advantest America Corporation (Holding Co.)
     Advantest America, Inc.
     Advantest (Europe) GmbH
     Advantest Asia Pte. Ltd.
     Advantest Taiwan Inc.
     Advantest (Singapore) Pte. Ltd.
        and 27 others
     -----------------------------------------------------------------------
     Equity method company (1 in Japan)
     -----------------------------------------------------------------------

Summary of Unconsolidated Results
--------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------------------
                                        FY1999         FY2000         FY2001         FY2001         FY2002
                                                                                    interim        interim
   --------------------------------------------------------------------------------------------------------
                                                             (in millions of Yen)
   Incoming orders                     152,304        221,146         52,267         30,080         33,857
   --------------------------------------------------------------------------------------------------------
                                                             (in millions of Yen)
   Net sales                           142,209        225,309         72,928         50,975         31,937
    Measuring instruments               22,942         34,249         20,308         14,055          5,689
    Automated test equipment           119,267        191,060         52,619         36,920         26,247
    Export portion of net sales         76,970        154,813         38,714         26,908         15,828
   Operating income (loss)              23,584         47,802        (39,098)            17         (8,255)
   Net income (loss)                    14,426         31,820        (19,265)         1,919         (4,165)
   --------------------------------------------------------------------------------------------------------
                                                                   (in Yen)
   Net income (loss) per share          144.82         319.08        (193.71)         19.30         (42.23)
   --------------------------------------------------------------------------------------------------------
                                                                   (in Yen)
   Dividends per share                   37.00          50.00          40.00          25.00          20.00
   --------------------------------------------------------------------------------------------------------
                                                             (in millions of Yen)
   Total assets                        299,555        354,357        258,544        289,980        244,690
   Stockholders' equity                203,379        230,988        204,058        227,851        187,618
   --------------------------------------------------------------------------------------------------------
                                                                   (in Yen)
   Stockholders' equity per share     2,039.57       2,316.01       2,051.71       2,290.90       1,909.49
   --------------------------------------------------------------------------------------------------------

* "Net income (loss) per share" was calculated based on the average number of issued shares during the period. Treasury stock were excluded from such number beginning in FY2001.
   "Stockholders' equity per share" was calculated based on the number of issued shares as of the end of period. Treasury stock were excluded from such number beginning in FY2001.



       [Charts illustrating the information presented in the above table]

Unconsolidated Financial Statements
--------------------------------------------------------------------------------
   Balance Sheets

     -----------------------------------------------------------------------------------------
                                                  FY2001                FY2002 interim
                                          (as of March 31, 2002)  (as of September 30, 2002)
     -----------------------------------------------------------------------------------------
                                                         (in millions of Yen)
                  (Assets)
     Current assets                                      167,079                    148,136
      Cash and deposits                                   80,198                     63,588
      Trade accounts receivables                          20,187                     23,929
      Inventories                                         37,135                     34,553
      Other                                               29,557                     26,065
     Noncurrent assets                                    91,464                     96,553
      Property, plant and equipment                       47,797                     46,928
         Buildings                                        20,929                     21,076
         Machinery and equipment                           3,951                      3,832
         Land                                             17,916                     17,916
         Other                                             5,000                      4,103
     Intangible fixed assets                               5,946                      5,408
     Investments and other assets                         37,721                     44,216
      Investment securities                                6,321                      6,116
      Investment in subsidiaries                          14,307                     14,137
      Other                                               17,092                     23,962

     -----------------------------------------------------------------------------------------
                Total assets                             258,544                    244,690
     -----------------------------------------------------------------------------------------

     -----------------------------------------------------------------------------------------
                                                         (in millions of Yen)
                (Liabilities)
     Current liabilities                                  17,817                     19,577
      Trade accounts payable                               3,996                     11,634
      Other                                               13,820                      7,942
     Noncurrent liabilities                               36,668                     37,494
      Bonds                                               26,700                     26,700
      Long-term borrowings                                   168                        147
      Allowance for retirement benefits                    7,778                      8,613
      Other                                                2,021                      2,033
              Total liabilities                           54,485                     57,071
     -----------------------------------------------------------------------------------------
           (Stockholders' equity)
     Common Stock                                         32,362                     32,362
     Capital surplus                                           -                     32,973
     Other retained earnings                                   -                    135,454
     Legal reserve                                        36,056                          -
     Retained earnings                                   138,029                          -
     Net unrealized holding gains on                          44                        (56)
      other securities
     Treasury stock                                       (2,434)                   (13,115)
         Total stockholders' equity                      204,058                    187,618
     -----------------------------------------------------------------------------------------
         Total liabilities and                           258,544                    244,690
         stockholders' equity
     -----------------------------------------------------------------------------------------

* In accordance with amendments to regulations under the Commercial Code of Japan, certain reclassifications have been made under stockholders' equity.

   Statements of Income

     -------------------------------------------------------------------------
                                             FY2001 Interim    FY2002 Interim
     -------------------------------------------------------------------------
                                                    (in millions of Yen)
     Net sales                                       50,975            31,937
     -------------------------------------------------------------------------
     Cost of sales                                   26,797            20,242
     Selling, general and administrative             24,160            19,950
      expenses
     Operating income (loss)                             17            (8,255)
     -------------------------------------------------------------------------
     Non-operating income                             3,929             2,217
     Non-operating expenses                           2,416             1,724
     Ordinary income (loss)                           1,531            (7,763)
     -------------------------------------------------------------------------
     Interim income (loss) before income taxes        1,531            (7,763)
     -------------------------------------------------------------------------
     Income taxes                                        17                43
     Income taxes - deferred                          (406)            (3,641)
     Interim net income (loss)                        1,919            (4,165)
     -------------------------------------------------------------------------

Corporate Overview
--------------------------------------------------------------------------------
   Registered name                  ADVANTEST CORPORATION
   Registered office                1-32-1 Asahi-cho, Nerima-ku, Tokyo
   Head office                      Shinjuku NS Building
                                    2-4-1 Nishi-Shinjuku, Shinjuku-ku
                                    Tokyo, JAPAN 163-0880
                                    (03) 3342-7500
   Date registered                  December 2, 1954
   Number of employees              4,133 (consolidated)
   (as of September 30, 2002)       1,875 (unconsolidated)
                                    * Employee numbers above do not include
                                      temporary employees
   Listed stock exchanges           Tokyo Stock Exchange, First Section
                                      (Code: 6857)
                                    New York Stock Exchange (Ticker Symbol: ATE)

Directors and Corporate Auditors (as of September 30, 2002)
--------------------------------------------------------------------------------

   Chairman of the Board and CEO    Hiroshi Oura
   Vice Chairman of the Board       Shinpei Takeshita
   President and COO                Toshio Maruyama
   Senior Managing Director         Kiyoshi Miyasaka
   Senior Managing Director         Shigeru Sugamori
   Senior Managing Director         Junji Nishiura
   Managing Director                Isao Kitaoka
   Managing Director                Hiroji Agata
   Managing Director                Kenichi Mitsuoka
   Managing Director                Takashi Tokuno
   Managing Director                Hitoshi Owada
   Managing Director                Masakazu Ando
   Board Director                   Jiro Katoh
   Board Director                   Tetsuo Aoki
   Board Director                   Norihito Kotani
   Board Director                   Takao Tadokoro
   Board Director                   Hiroyasu Sawai
   Board Director                   Yuri Morita
   Board Director                   Hiroshi Tsukahara
   Board Director                   Masao Shimizu
   Corporate Standing Auditor       Noboru Yamaguchi
   Corporate Standing Auditor       Tadahiko Hirano
   Corporate Auditor                Keizo Fukagawa

Main Shareholders
--------------------------------------------------------------------------------

   -----------------------------------------------------------------------------------------
                    Name of shareholder                     Number of shares     Percentage
                                                             (in thousands)
   -----------------------------------------------------------------------------------------
   Mizuho Trust & Banking Co., Ltd. (retirement benefit               16,023         16.05%
    trust (Fujitsu account))
   Fujitsu Ltd.                                                        4,747           4.75
   Japan Trustee Services Bank, Ltd. (trust account)                   4,538           4.54
   Mizuho Corporate Bank, Ltd.                                         4.108           4.11
   UFJ Trust Bank Limited (trust account A)                            3,786           3.79
   The Chase Manhattan Bank N.A. London S.L. (omnibus                  3,238           3.24
    account)
   Sompo Japan Insurance Inc.                                          2,551           2.55
   The Master Trust Bank of Japan, Ltd. (trust account)                2,332           2.33
   The Dai-ichi Mutual Life Insurance Company                          2,224           2.22
   Boston Safe Deposit BSDT Treaty Clients (omnibus                    2,090           2.09
    account)

* Mizuho Trust & Banking Co., Ltd. holds the 16,023 thousand shares of common stock referred above as the trustee of a retirement benefit plan of Fujitsu Ltd., and exercises its voting rights pursuant to instructions given by Fujitsu Ltd.


Share Data (as of September 30, 2002)
--------------------------------------------------------------------------------

    Total number of authorized shares-------------------------------220,000,000
    Number of issued shares-----------------------------------------99,783,385
    Number of shareholders------------------------------------------39,021

    Category breakdown of shareholders

                  Category                       Number of     Number of shares    Percentage
                                               shareholders     (in thousands)
   ------------------------------------------------------------------------------------------
   Financial institutions and securities firms          227              54,391         54.5%
   Foreign nationals and entities                       440              22,301          22.4
   Other individual investors                        37,826              11,855          11.8
   Other corporate investors                            528              11,234          11.3

Guide to Common Stock
--------------------------------------------------------------------------------

     End of fiscal year                       March 31 of each year
     General meeting of shareholders          June of each year
     Record date for determining              March 31 of each year (in the case of interim
      eligibility to receive dividends        dividends, if paid, September 30)
      payment
     Newspaper where public announcements     Nihon Keizai Shimbun
      will be placed
     Transfer Agent for Common Stock          (Share handling agent)
                                              Tokyo Securities Transfer Agent Co., Ltd.
                                              New Maru Building 7th floor
                                              1-5-1 Marunouchi, Chiyodaku
                                              Tokyo, JAPAN 100-0005
                                              (03) 3212-4611
                                              (Share handling offices)
                                              Offices or agents of the above share handling agent
     Number of shares per unit                100 shares
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    Advantest maintains a website that provides various types of information.
                           http://www.advantest.co.jp/

                        [Picture of Advantest's website]